U.S. SECURITIES INTERNATIONAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2025

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SEC FILE NUMBER
8-18118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U S Securities International Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Broadway, Suite 1017
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Pisapia	212 227 0800	jpisapia@ussecuritiescorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C.
(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)

03-16-2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Pisapia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U S Securities International Corp., as of September 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Owner

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

U.S. Securities International Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2025, the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Securities International Corp.'s management. Our responsibility is to express an opinion on U.S. Securities International Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Securities International Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule II – Computation for Determination of the Reserve Requirements and Schedule III – Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of U.S. Securities International Corp.'s financial statements. The supplemental information is the responsibility of U.S. Securities International Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion The Schedule I – Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule II – Computation for Determination of the Reserve Requirements and Schedule III – Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID. No. 1171

We have served as U.S. Securities International Corp.'s auditor since 2021.

San Mateo, CA
January 12, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2025

Current Assets:		
Cash and cash equivalents	$	40,462
Commission receivable due from clearing broker		3,227
Trading securities		2,428,113
Non-current Assets:		
Restricted cash - clearing deposit held at clearing broker		50,000
Total Assets		2,521,802
Current Liabilities:		
Accounts payable and accrued liabilities		135,560
Total Liabilities		135,560
Stockholder's Equity:	$	
Common Stock with $1.00 par value: authorized 10,000 shares		
Designated non-voting: issued and outstanding 36 shares		36
Designated voting: issued and outstanding 4 shares		4
Retained earnings	$	2,386,202
Total Stockholder's Equity		2,386,242
Total Liabilities and Stockholders Equity		2,521,802

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2025

Revenue

Commission income	$	299,154
Trading income		438,029
Interest income & dividends		31,346
Total Revenue	$	768,529

Expenses:

Compensation expense	196,010
Clearing & execution charges	147,014
Professional fees	54,907
Office expenses	1,453
Regulatory fees	7,560
Communication and market data	6,213
Occupancy	98,975
Insurance	9,865
Miscellaneous operating expenses	45,234
Total Expenses	567,231

Net income before provision for income taxes	201,298
Provision for federal income tax	40,384
Provision for state and local taxes	5,852
	46,236
Net income	155,062
Income	$ 155,062

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2025

	Common Stock — Non-Voting		Common Stock — Voting			
	Shares	Amount	Shares	Amount	Retained Earnings	Total Equity
Balance - October 1, 2024	**36**	**$ 36**	**4**	**$ 4**	**$ 2,511,558**	**$ 2,511,598**
Net Income from operations	-	-	-	-	155,062	155,062
Distributions					(280,418)	(280,418)
		$		$	$	$
Balance - September 30, 2025	$ 36	$ 36	$ 4	$ 4	2,386,202	$ 2,386,242

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	155,062
Non-cash adjustments:		
Unrealized Gain on Marketable Securities		104,810
Adjustments to reconcile Net Income:		
Commission Receivable from Clearing Broker		(73)
Accounts Payable and Accrued Expenses		8,023
Prepaid expenses		1,308
Total Operating activities		114,068
Financing Activities		
Distributions to Member		(280,418)
Total Financing Activities		(280,418)
Total Cash Flows From Operating Activities		269,130
Net cash decrease for period	**$**	**(11,288)**
Cash, beginning of year		51,750
Cash, end of year		40,462
Supplemental disclosures of cash flow information		
Cash paid for Taxes	$	46,236

See Accompanying Notes and Independent Auditors Report

NOTE 1 - NATURE OF BUSINESS

Organization

U.S. Securities International Corp. (the "Company') incorporated in the State of New York on June 24, 1974. The Company was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) the Chicago Board Options Exchange (CBOE). The Company is also a member of the (Securities Investor Protection Corporation (SIPC).

All of the Company's executable trades are cleared through its clearing broker on a fully disclosed basis. The Company does not carry customer accounts. The Company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Introducing non-clearing broker-dealer. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. As of September 30, 2025, the Company's cash did not exceed the limit; therefore, there was no concentration of risk for Company's deposits.

Commission Receivable Due from Clearing Broker
Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. These receivables are typically settled within thirty days. The clearing broker is a sufficiently capitalized financial institution. Management has determined that the risk of loss is unlikely, accordingly, an allowance for expected credit loss has not been assessed. Should the clearing broker's financial condition deteriorate, the management will reassess.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

Restricted cash represents good faith deposit held at clearing broker as set forth by the clearing agreement enter into by the Company and its clearing broker. The Company has assessed the financial viability of the clearing broker and believes that the deposit is fairly stated and the risk of loss on the deposit is not significant.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the majority of the revenue generating transactions with its customers.

Commission Income

Agency Securities Transactions

The Company is an introducing broker-dealer that earns commissions from referring customer securities transactions to a clearing broker on a fully disclosed basis. These securities transactions involve listed equity and debt securities, mutual funds; and other traded investments. The commissions are calculated by National Financial Services when the orders are entered. Commissions will vary depending on the type of security and can range from 1% to 5%. The Company records securities transactions as well as the related commission revenue on the trade date. The Company's performance obligations are satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined, and the ownership risks and rewards transfer.

Closed End Funds, Listed and OTC Equities, 12B1 fees, Options, Master Ltd Partnerships & Foreign Equities

The Company earns commissions from the sale of Closed End Funds, Listed and OTC Equities, Options, Master Ltd Partnerships & Foreign Equities. The Company has determined that its performance obligation is the selling process, which is satisfied upon transaction execution and collection. In the case of subscription and installment payment agreements, revenue is recorded upon collection at a point in time or over time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company earns ongoing trailing commissions from 12B1 fees throughout these investments' lives. The Company's performance obligations are client service duties; and collection of premiums. The Company considers trailing commissions as variable consideration. The amount and realization of this revenue is dependent on myriad factors outside the Company's control, such as future economic conditions, investor decisions and market values. As a result, the Company recognizes trailing commissions as revenue upon resolution of their uncertainty when collected.

Trading Income

Trading income consists of realized and unrealized gains and losses from securities held in the Company's own accounts. These amounts arise from changes in the fair value of the underlying securities and are recognized in earnings in the period in which the price changes occur at a point in time, in accordance with applicable guidance under ASC 940 and ASC 320.

Interest Income & Dividends

Interest and dividend income are earned on securities and cash balances held in the Company's accounts. Interest income is recognized on an accrual basis, and dividend income is recognized on the ex-dividend date, in accordance with U.S. GAAP.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company adopted this policy for the current year. As of September 30, 2025, the Company did not record any deferred tax assets.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest order of liquidity to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Adoption of new accounting standards
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reporting segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 required incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one reporting segment. For further discussion refer to Footnote 10, Reportable Segments.

NOTE 3 - FAIR VALUE OF FINANCIAL STATEMENTS

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, using level 1 value measurement. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value. The Company accounted for these investments as trading securities.

Short term T-bills	$ -
Equities	2,428,113
	$ 2,428,113

NOTE 4 - DEPOSIT WITH CLEARING BROKER

The Company maintains cash deposited with its clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 9, 2003 with additional amendments added through January 23, 2008, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. As of September 30, 2025, the Company had $50,000 deposited with its clearing firm. This deposit has been accounted for restricted cash.

NOTE 5 - CONCENTRATION OF RISK

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally two business days after the trade date. The clearing broker is therefore, exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss by the clearing broker is charged back to the Company.

NOTE 6 – RIGHT OF USE ASSET AND LEASE LIABILITITES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at December 1, 2019, the effective date of the current lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Operating Lease
The Company has obligations as a lessee for office space, with initial non-cancellable terms of more than one year and does not include termination options for either party to the lease or restrictive financial or other covenants. The Company has classified this lease as an operating lease. On the Statement of Financial Condition as of September 30, 2025, the Company is reporting an operating lease right of use asset in the amount of zero and an operating lease liability in the amount of zero. A discount rate of 4.58% was used when measuring the Operating lease right of use asset and the Operating lease liability at initial application of the new accounting standard on December 1, 2019.The Company has been leasing office space under an operating lease since 2003. The most recent renewal was signed in 2023 and extended the lease to the end of September 2025.

NOTE 6 – RIGHT OF USE ASSET AND LEASE LIABILITITES (Continued)

Operating Lease (Continued)

During the year ended September 30, 2025, occupancy costs were $98,975.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year. Maturities of remaining lease liability payments are zero.

NOTE 7 - PENSION PLAN

The Company has a qualified. self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2025, the Company contributed $21,271 to the plan, an amount equal to 25% of William Coppa's compensation for the period October 1, 2024, through September 30, 2025. In addition, the company reimburses its staff for medical expenses as bills are submitted. There is no written plan for this reimbursement. Subsequently the Pension plan has been terminated in 2025.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule (Rule 15c3-1), which requires broker dealers to minimum maintain net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. As of September 30, 2025, the Company had a net capital of $1,697,350 which was $1,688,313 in excess of its required net capital of $9,038. The Company's net capital ratio was 0.0798659 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company rents property from year to year from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2025, such rental payments and leasehold improvement aggregated zero with zero of leasehold improvement and zero of rent payments, respectively and are included in operations. The Company has stopped paying rent since June 2024. In 2025 William Coppa routinely traded for his family members.

NOTE 10 – REPORTABLE SEGMENTS

The company is engaged in a single line of business as a securities broker-dealer. The Company has identified its owner as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 11 – SUBSEQUENT EVENTS

Management has reviewed and evaluated all other potential impacts through the date the financial statements are available to be issued and determined there are no other material events, except the event mentioned, that would require adjustments to or disclosure in the Company's financial statements. In 2025 William Coppa passed away. Due to his passing John Pisapia who was a 50% owner in the firm is now the full owner of US Securities International Corporation.

SUPPLEMENTARY INFORMATION

U.S. SECURITIES INTERNATIONAL CORP.

COMPUTATION OF NET CAPITAL

AS OF SEPTEMBER 30, 2025

Computation of Net Capital:		
Total Member's Equity	$	2,386,242
Add: Other Allowable Credits		-
		2,386,242
Less: Other deductions and/or charges		-
Tentative Net Capital		2,386,242
Less: Haircuts		
Haircuts		364,103
Undue Concentration	$	324,789
Total Haircuts		688,892
Net Capital		1,697,350
Computation of basic net capital requirement:		
	$	
Minimum Net Capital Required -		
(6 2/3% of aggregatge indebtedness)		9,037
Minimum Dollar Net Capital	$	5,000
Net Capital Requirement	$	9,037
Excess Net Capital		1,688,313
Net Capital less greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement of Reporting Broker		1,691,350
Computation of aggregate indebtedness:		
Aggregate Indebtedness	$	
Accounts Payable and Accrued Liabilities		135,560
Total Liabilities		135,560
Ratio of Aggregate Indebtedness to Net Capital		0.0798659 to 1

See Accompanying Notes and Accountants' Report

RECONCILIATION OF NET CAPITAL

Statement pursuant to Rule 17a-5(d)(4)

The Company amended its computation of net capital included in Part IIA of Form X-17A-5 as of September 30, 2025, as follows:

Net Capital per original FOCUS report	$	1,727,366
Adjustment for Other (deductions) or allowable credits		(5,135)
Adjustment for non allowable assets		(1,308)
Adjustment for allowable assets		(23,573)
Net Capital per Amended Focus		1,697,350

See Accompanying Notes and Accountants' Report

U.S. SECURITIES INTERNATIONAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS
PURSUANT TO
RULE 15C-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SCHEDULE II
SEPTEMBER 30, 2025

Computation for Determination of the Reserve Requirements:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

U.S. SECURITIES INTERNATIONAL CORP.
INFORMATION RELATING TO POSSESSION OR REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO
RULE 15C-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SCHEDULE III
SEPTEMBER 30, 2025

Information Relating to Possession or Control Requirements:

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of September 30, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

U.S. Securities International Corp.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) U.S. Securities International Corp. identified the following provision of 17 C.F.R. §15c3-3(k) under which U.S. Securities International Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) U.S. Securities International Corp. stated that U.S. Securities International Corp. met the identified exemption provision throughout the most recent fiscal year without exception. U.S. Securities International Corp.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID. No. 1171

We have served as U.S. Securities International Corp.'s auditor since 2021.

San Mateo, CA
January 12, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

U.S. SECURITIES, INT'L. CORP.
120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

(212) 227-0800

SEC Rule 15c3-3(k) Exemption Report
For the year ended September 30, 2025

U.S. Securities International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

1 . The Company claimed an exemption from 17 C. F. R. § 240.15c3-3 under the provisions of subsection (k)(2)(ii).
2. The Company met the requirements of this exemption provision throughout the most recent fiscal year end from October 1, 2024 through September 30, 2025 without exception.

U.S. Securities International Corp.

I, John Pisapia, affirm that, to the best of my knowledge and belief, that this Exemption Report is true and correct.

Title: Owner
Dated: January 12, 2026